Exhibit (a)(1)(D)
SPARK ENERGY, INC.
Offer to Purchase for Cash
up to 1,000,000 Shares of its 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share at a Purchase Price of $18.00 per share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MONDAY, JUNE 8, 2020 UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION TIME”).
May 11, 2020
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
We have been appointed by Spark Energy, Inc., a Delaware corporation (the “Company”), to act as Information Agent in connection with the Company’s offer to purchase up to 1,000,000 shares of its 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), at a purchase price of $18.00 per share, in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2020 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Unless context otherwise requires, all references to the “shares” shall refer to the Series A Preferred Stock of the Company.
For your information, and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated May 11, 2020;

2.	Letter of Transmittal (including the Form W-9), for your use in accepting the Offer and tendering shares of, and for the information of, your clients;

3.
A form of letter that may be sent to your clients for whose accounts you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.
Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer if certificates representing your clients’ shares are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Time (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Time; and

5.	Return envelope addressed to American Stock Transfer & Trust Company, LLC, as the Depositary.
The Offer is not conditioned upon the receipt of any financing or on any minimum number of shares being tendered. The Offer is, however, subject to a number of terms and conditions. See Section 6 of the Offer to Purchase. Please see Section 13 of the Offer to Purchase for a discussion of certain U.S. federal income tax considerations with respect to the Offer, including a discussion of withholding requirements.
Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 11:59 p.m., New York City time, on Monday, June 8, 2020, unless the Offer is extended or terminated. Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.
For shares to be tendered validly pursuant to the Offer:

•
the certificates for the shares, or confirmation of receipt of the shares pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an agent’s message (as defined in the Letter of Transmittal) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Time by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

•
the tendering holder must, prior to the Expiration Time, comply with the guaranteed delivery procedures set forth in the Offer to Purchase and thereafter timely deliver the shares subject to such notice of guaranteed delivery in accordance with such procedures.

Although the Company’s Board of Directors has authorized the Company to make the Offer, none of the Board of Directors, the Company, the Information Agent or the Depositary, or any of their affiliates, has made, and they are not making, any recommendation to your clients as to whether they should tender or refrain from tendering their shares. The Company has not authorized any person to make any such recommendation. Your clients must make their own decision as to whether to tender their shares and, if so, how many shares to tender. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purpose and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decision with their own tax advisors, financial advisors and/or brokers.
The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, payable on the transfer to it of shares purchased pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).
The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. If the Company becomes aware of any such jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company’s behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
Very truly yours,
Spark Energy, Inc.

Questions and requests for assistance may be directed to the Information Agent, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below.
The Information Agent for the Offer is:

1407 Broadway
New York, New York 10018

Holders may call toll free: (800) 322-2885
Banks and Brokers may call collect: (212) 929-5500
Email: tenderoffer@mackenziepartners.com

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.